

Mail Stop 3233

March 31, 2017

Wai Lim Wong
President and Chief Executive Officer
Unit A, 21st Floor
128 Wellington Street
Central, Hong Kong

> **Re: ABV Consulting, Inc.**
> **Form 8-K**
> **Filed March 2, 2017**
> **File No. 333-198567**

Dear Mr. Wong:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note from the disclosure in the above-referenced Form 8-K that you have sold approximately 99.72% of your issued and outstanding shares to Allied Plus (Samoa) Limited, an international company incorporated in Samoa with limited liability. It appears you have completed a business combination. Please amend the Form 8-K to provide the disclosure required by Items 1.01 and 2.01(f) of Form 8-K with respect to the transaction. We specifically highlight the disclosure required by Item 2.01(f) of Form 8-K, which requires disclosure of the information that would be required if you were filing a registration statement on Form 10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities